SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders
(Tax Efficient Fund f/k/a Blue Chip Fund only)
A special meeting of  the fund's shareholders was held on May 3,
2002 to approve  a change of the Fund's investment objective to long-term capital appreciation on an after-tax basis.
For  4,460,884.11 shares
Against   489,451.75 shares
Abstain   149,741.45 shares